FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Total net sales up 13.4%, with same-store sales growth of 9.5%

Solid Food Businesses performance with net sales increase of 14.5%

Business volume of Nova Pontocom up 41%

Via Varejo net sales increase of 8.0%

São Paulo, Brazil, July 11, 2014 - GPA  [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo S.A. [BM&FBOVESPA: VVAR11 e VVAR3] announce their sales performance in the second quarter of 2014. All comments that follow are related to net sales values.

	Gross Sales						Net Sales
(R$ million)	2Q14	2Q13	Δ	1H14	1H13	Δ	2Q14	2Q13	Δ	1H14	1H13	Δ
Consolidated (1)	16,869	14,950	12.8%	33,506	29,964	11.8%	15,203	13,411	13.4%	30,212	26,821	12.6%
Food Businesses (2)	9,133	8,014	14.0%	18,066	16,193	11.6%	8,412	7,349	14.5%	16,670	14,759	13.0%
Multivarejo (3)	7,034	6,456	9.0%	13,996	13,208	6.0%	6,465	5,915	9.3%	12,893	12,020	7.3%
Assaí	2,099	1,558	34.7%	4,070	2,985	36.4%	1,947	1,434	35.8%	3,778	2,738	38.0%
Nova Pontocom (4)	1,464	1,062	37.8%	2,930	2,014	45.5%	1,283	949	35.1%	2,591	1,806	43.4%
Via Varejo (5)	6,290	5,877	7.0%	12,534	11,765	6.5%	5,525	5,116	8.0%	10,974	10,263	6.9%

Gross 'Same-Store' Sales			Net 'Same-Store' Sales
	2Q14	1H14		2Q14	1H14
Consolidated (1)	9.0%	7.7%	Consolidated (1)	9.5%	8.5%
By category			By category
Food(6)	9.1%	5.5%	Food(6)	9.7%	6.9%
Non-Food(7)	9.0%	9.4%	Non-Food(7)	9.3%	9.7%
By business			By business
Multivarejo + Assaí	7.8%	5.2%	Multivarejo + Assaí	8.3%	6.5%
Nova Pontocom (4)	37.8%	45.5%	Nova Pontocom (4)	35.1%	43.4%
Via Varejo (5)	5.7%	4.7%	Via Varejo (5)	6.8%	5.3%

(1) It does not include intercompany’s sales; (2) Multivarejo + Assaí, including revenues from the leasing of commercial galleries in 2014. Revenues of 2013 have been adjusted for comparability purpose; (3)  Extra and Pão de Açúcar banners, including revenues from the leasing of commercial galleries; (4)  Includes commissions from the marketplace, excluding merchandise volumes; (5)  Includes intercompany’s sales; (6)  Includes food categories of Multivarejo and Assaí, excluding non-food categories of Multivarejo; (7)  Includes non-food categories of Multivarejo, Nova Pontocom and Via Varejo.

Sales Performance - Consolidated

Net sales totaled R$ 15.2 billion, up 13.4%, driven by the opening of 116 new stores in the past 12 months and by the same-store sales growth of 9.5%. The quarterly results also benefited by 110 basis points due to the calendar effect.

In the second quarter, 25 stores were opened, bringing total openings in the first half of 2014 to 46 stores.

Performance by category:

✓ Food: Strong same-store growth of 9.7%. Adjusted for the calendar effect, growth still remains significant, at 7.8%. The top performing categories were groceries, beverages and seafood, which were mainly impacted by the later Easter this year.

✓ Non-food: growth of 9.3%, led by technology products, especially televisions and smartphones.

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Food Businesses (Multivarejo + Assaí)

✓ Net sales grew 14.5% with the opening of 19 stores, of which 16 neighborhood stores (including 15 Minimercado Extra and 1 Minuto Pão de Açúcar), 1 Pão de Açúcar, 1 Assaí and 1 drugstore. Same-store sales growth stood at 8.3%, due to the calendar effect. Adjusted for this effect, same-store sales growth would be 6.3% in the quarter.

✓ In the Multivarejo, Pão de Açúcar and Minimercado Extra banners recorded the best performances in the quarter, continuing the positive trend of previous quarters. Private-label brands continued to grow sharply, accounting for over 10% of total sales.

✓ In June, we opened the first Minuto Pão de Açúcar, a neighborhood store with an area of approximately 300m2, which offers a differentiated assortment of products and services to meet the needs of high income customers.

✓  Assaí  posted strong net sales growth for another quarter (35.8%), driven by solid same-store sales growth and the significant contribution from expansion of stores. Expansion in strategic regions such as northeast of Brazil continues to be the focus of this format, which already has 12 stores in the region (over 15% of total stores).  In the last 12 months, 11 stores were opened, of which 3 in the first half of 2014. In the second half of 2014, Assaí will accelerate stores opening pace.

Nova Pontocom

✓  The business volume, which includes direct sales and merchandise volumes from the marketplace of Nova Pontocom, grew approximately 41% in 2Q14 over 2Q13, driven by a significant increase in the number of access in the sites, better conversion rates and higher contribution of the marketplace, which increased more than 1.5x sales volume in the quarter compared to FY2013.

Via Varejo

✓ Net sales totaled R$ 5.5 billion on 2Q14, with 8.0% total-store growth and same-store growth of 6.8%.

✓ As in previous quarters, the main categories were smartphones and televisions. In the quarter, 6 stores were opened, all under Casas Bahia banner, totaling new 45 stores in the last 12 months.

Contacts - Investor Relations

GPA Telephone: +55 11 3886 0421 Fax: + 55 11 3884 2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Telephone: +55 11 4225 8668 Fax: +55 11 4225 9596 ri@viavarejo.com.br www.viavarejo.com.br/ri

The information presented herein is preliminary, unaudited and subject to review. The information was determined based on consolidated figures and denominated in Brazilian reais, in accordance with Brazilian Corporation Law. Change and growth variations are in comparison with the same period of the previous year, except where stated otherwise.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and not closed for 7 or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended June 2014 was 6.52%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising approximately 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it maintains a head office in the city and operations in 19 Brazilian states and the Federal District of Brasília. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats, as well as fuel stations and drugstores, under the Pão de Açúcar and Extra banners; Assaí, which operates in the self-service wholesale store segment; Via Varejo, with brick-and-mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; Nova Pontocom, with e-commerce operations through the sites pontofrio.com, casasbahia.com.br, extra.com.br, barateiro.com, partiuviagens.com.br and eHub.com.br; and GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings.

Disclaimer: Statements in this release related to the Group's business outlook and projections of operating and financial results, the growth potential of the Group and industry and macroeconomic estimates are merely forecasts and were based on the beliefs, intentions and expectations of Management with regard to the Group's future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and therefore are subject to change.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 11, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.